SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 27 February 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	;	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 27 February 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Announcement – 27 February 2006:

‘NATIONAL GRID ANNOUNCES AGREED ACQUISITION OF KEYSPAN

NATURAL EXTENSION OF NATIONAL GRID’S BUSINESS’

ANNEX 2 – Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 27 February 2006:

‘NATIONAL GRID ANNOUNCES AGREED ACQUISITION OF KEYSPAN

NATURAL EXTENSION OF NATIONAL GRID’S BUSINESS’

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

NEWS RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION

IN OR INTO CANADA, AUSTRALIA OR JAPAN

EMBARGOED UNTIL 7.00 AM	27 February 2006

NATIONAL GRID ANNOUNCES AGREED ACQUISITION OF KEYSPAN

NATURAL EXTENSION OF NATIONAL GRID’S BUSINESS

•	Agreement to acquire KeySpan for cash consideration of approximately $7.3 billion (£4.2 billion) plus assumption of $4.5 billion (£2.6 billion) of debt
•	Excellent strategic and operational fit with National Grid’s existing business and provides enhanced growth platform
•	Savings of $200 million per year identified
•	Earnings and cash flow enhancing1 in the first full year following Completion

National Grid and KeySpan today announce that they have reached agreement under which National Grid will acquire KeySpan for $42.00 (£24.00) per share in cash. The terms of the agreement value the equity of KeySpan at approximately $7.3 billion (£4.2 billion) and the enterprise value of KeySpan at approximately $11.8 billion (£6.7 billion) (including estimated net debt of approximately $4.5 billion (£2.6 billion) as at 31 December 2005).

KeySpan is a major US energy delivery company. It is the largest distributor of natural gas in the Northeastern US and the fifth largest in the US, with approximately 2.6 million customers in New York, Massachusetts and New Hampshire. In addition, it operates an electricity transmission and distribution system serving approximately 1.1 million customers in New York, under a contract with the Long Island Power Authority (LIPA). KeySpan also owns and operates 6.7 GW of generation capacity in New York. Its other assets include investments in natural gas pipeline and storage assets.

Acquisition benefits

KeySpan is an excellent strategic and operational fit with National Grid and a natural extension of National Grid’s business. Together with the recently agreed acquisition of the Rhode Island gas distribution assets from Southern Union Company, the acquisition of KeySpan will build upon National Grid’s successful track record in the US.

_________________________

1 On a Business Performance basis.



KeySpan’s gas distribution and electricity distribution and transmission businesses operate in states where National Grid already has a presence and where it has strong regulatory relationships. The geographic fit between the two companies will facilitate the implementation of efficiency initiatives across the enlarged Group.

	The Acquisition will allow National Grid to deploy its core skills of owning and operating network infrastructure within an incentive-based regulatory environment across a larger rate base.

In addition, National Grid will have a stronger US growth platform across its distribution business including building on KeySpan’s investments in gas pipelines and gas storage.

National Grid believes the Acquisition will create significant value and deliver a return on invested capital greater than National Grid’s cost of capital. It is expected to be earnings and cash flow enhancing2 in the first full year following Completion.

National Grid expects to:

	Deliver identified integration savings of $200 million per year, through the rationalisation of overlapping functions and the sharing of best practices.
	Unlock additional organic growth by investing in KeySpan’s gas distribution business.
	Invest in other growth opportunities including gas pipelines and storage.

Generation

KeySpan’s well managed generation business includes plants on Long Island (4.2 GW) which operate under agreements that purchase their full production capacity on a full cost pass through basis. The remaining 2.5 GW of capacity is located within the constrained New York City ‘load pocket’.

Management

Following Completion, Michael E. Jesanis will continue as CEO of the enlarged National Grid USA and Bob Catell, Chairman and CEO of KeySpan, will join the Board as Deputy Chairman of National Grid and Chairman of National Grid USA.

Financing

National Grid intends to finance the Acquisition wholly from borrowings. National Grid expects that its credit ratings post Completion will be downgraded by no more than one notch and it remains committed to its ratings target of an A range for both of its rated UK operating companies.

_________________________

2On a Business Performance basis.

Financial Results

For the year ended 31 December 2004, KeySpan reported earnings before interest, tax, depreciation and amortisation of $1.5 billion (£0.9 billion) on revenues of $6.7 billion (£3.8 billion), and had net assets of $3.9 billion (£2.2 billion)3. KeySpan’s gas and electricity delivery businesses accounted for 66 per cent. of its operating income for the year ending 31 December 2004, and 75 per cent. of its assets as at that date. The corresponding figures for generation are 33 per cent. and 17 per cent. respectively.

Completion

The Acquisition is subject to a number of conditions, including approval by National Grid’s and KeySpan’s shareholders as well as certain regulatory and other consents and approvals in the US. The principal regulatory approvals required are from the Federal Energy Regulatory Commission and the states of New York and New Hampshire. The Acquisition also requires clearance under US anti-trust and foreign investment laws. National Grid is targeting Completion to take place by early 2007.

Sir John Parker, Chairman of National Grid, said:

“KeySpan is an acquisition which makes sense at every level. We look forward to its completion and to welcoming Bob Catell to our Board; he brings a wealth of industry experience.”

Roger Urwin, Chief Executive of National Grid, said:

“KeySpan is a natural extension of our business and our strategy. It fits strategically, operationally and geographically. It will create value and it will expand our overall growth platform.”

Steve Holliday, Chief Executive Designate of National Grid, said:

“KeySpan creates substantial opportunities for cost savings. In addition, by investing in the business, we can unlock its growth potential. All of this builds upon our existing experience and track record.”

Bob Catell, Chief Executive Officer and Chairman of KeySpan, said:

“I am delighted to have reached this agreement to join forces with National Grid. The agreement is in the best interests of our shareholders and will provide significant benefits to our customers, employees and the communities we serve.”

Rothschild is advising National Grid and Lazard is advising KeySpan. Deutsche Bank and Morgan Stanley are brokers to National Grid.

This summary should be read in conjunction with the attached announcement.

_________________________

3US GAAP.

For ease of reference, in this document: (i) all currency conversions between pounds sterling and US dollars have been made at a rate of $1.75: £1.00; and (ii) financial information for KeySpan is presented in US GAAP.

Analyst presentation

An equity analyst presentation will be held at City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 9.30 am (UK time) today.

Live telephone coverage of the analyst presentation – password National Grid plc

Dial in number	+44 (0)20 7081 9429
US dial in number	+1 866 432 7186

Telephone replay of the analyst presentation (available until 13 March 2006),

Dial in number	+44 (0)20 7081 9440
access code	869448
recording number	355761

There will be a debt investor conference call at 12:00 noon UK time. Dial in: +44 (0)20 7162 0025

A live webcast of the presentation will also be available at www.nationalgrid.com

Photographs are available on www.newscast.co.uk

Enquiries

National Grid plc
Equity Investors
David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131 783 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006 321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440 902 (m)
Debt Investors
Malcolm Cooper	+44 (0)20 7004 3340	+44 (0)7770 794 765 (m)
Andy Mead	+44 (0)20 7004 3369	+44 (0)7752 890 787 (m)
Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357 173 (m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611 888 (m)

Rothschild
UK	+44 (0)20 7280 5000
Nicholas Wrigley	Managing Director
James Douglas-Hamilton	Managing Director
US	+1 212 403 3500
Yves-André Istel	Senior Advisor
Matthew Savage	Managing Director

Deutsche Bank AG London	+44 (0)20 7545 8000
James Agnew	Managing Director

Morgan Stanley	+44 (0)20 7425 8000
Nick Wiles	Managing Director

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, in particular, the ability to obtain, delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, the ability to integrate the acquired business or to realise the expected synergies from such integration, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, and unseasonable weather affecting demand for electricity and gas. Other factors include competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes, and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

NEWS RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

EMBARGOED UNTIL 7.00 AM	27 February 2006

NATIONAL GRID ANNOUNCES AGREED ACQUISITION OF KEYSPAN

NATURAL EXTENSION OF NATIONAL GRID’S BUSINESS

1.	Introduction

National Grid and KeySpan today announce that they have signed a merger agreement under which National Grid will acquire KeySpan for cash. Under the terms of the Merger Agreement, KeySpan shareholders will receive $42.00 (£24.00) in cash for each KeySpan share held. The terms of the agreement value the equity of KeySpan at approximately $7.3 billion (£4.2 billion) and the enterprise value of KeySpan at approximately $11.8 billion (£6.7 billion) (including estimated net debt of approximately $4.5 billion (£2.6 billion) as at 31 December 2005).

KeySpan is a major US energy delivery company. It is the largest distributor of natural gas in the Northeastern US and the fifth largest in the US, with six regulated utilities serving approximately 2.6 million customers in New York, Massachusetts and New Hampshire. In addition, it also operates an electricity transmission and distribution system serving approximately 1.1 million customers in New York, under a contract with LIPA. KeySpan also owns and operates 6.7 GW of generation capacity in New York. Its other assets include investments in natural gas pipelines and gas storage assets.

For the year ended 31 December 2004, KeySpan reported earnings before interest, tax, and depreciation and amortisation of $1.5 billion (£0.9 billion) on revenues of $6.7 billion (£3.8 billion) and had net assets of $3.9 billion (£2.2 billion)4. Further details of KeySpan’s business are set out in Appendix III.

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US and the approval of the shareholders of both National Grid and KeySpan. The Acquisition is targeted to complete by early 2007.

_________________________

4US GAAP

Rothschild is advising National Grid and Lazard is advising KeySpan. Deutsche Bank and Morgan Stanley are brokers to National Grid.

2.	Attractions of KeySpan
2.1.	Leading gas and electricity delivery business

KeySpan is a major US utility, focused primarily on gas distribution and electricity transmission and distribution. It owns and operates six regulated utilities that distribute natural gas to approximately 2.6 million customers: approximately 1.7 million in New York City and Long Island and approximately 0.9 million in Massachusetts and New Hampshire. It is the fifth largest gas distribution company in the US and the largest in the Northeastern US. Over 90 per cent. of its customer base comprises residential and small commercial customers.

KeySpan also has a contract to operate the electricity transmission and distribution system owned by LIPA, which serves approximately 1.1 million customers in Long Island. KeySpan and LIPA recently agreed to extend, subject to approval by the relevant authorities, the contract from 2008 to 2013, providing further cost and revenue certainty, and allowing KeySpan to benefit from enhanced operational efficiencies and synergies, as well as from electric load growth during the life of the contract.

KeySpan’s gas distribution and electricity transmission and distribution activities accounted for approximately 66 per cent. of its operating income for the year ended 31 December 2004.

2.2.	Excellent strategic and operational fit

The Acquisition considerably strengthens National Grid’s presence in the Northeastern US. National Grid USA will be the 3rd largest energy delivery business in the US based on number of customers. KeySpan’s energy delivery businesses are located in New York, Massachusetts and New Hampshire – states where National Grid is present already and where it has strong regulatory relationships. The geographic fit between the two businesses will facilitate the operation of the enlarged group and increase opportunities for integration savings and economies of scale.

The Acquisition plays to National Grid’s strengths, allowing National Grid to deploy its core skills of owning and operating network infrastructure within an incentive-based regulatory environment and to share best practices between both businesses.

The Acquisition is a natural extension of National Grid’s business. Together with the recently agreed acquisition of the Rhode Island gas distribution assets of Southern Union Company, the acquisition of KeySpan will build upon National Grid’s successful track record in the US.

2.3.	Low risk generation portfolio

KeySpan owns 6.7 GW of fossil-fuelled generation capacity located in Long Island and New York City. These well managed and well maintained plants cover some 80 per cent. of Long Island’s power needs and approximately 25 per cent. of New York City’s.

The Long Island facilities (amounting to 4.2 GW) are used to provide LIPA with generating capacity, energy conversion, and ancillary services under long-term contracts, an extension of which has recently been agreed to 2013 subject to the approval of the relevant authorities. Under these contracts the rates, which are regulated by FERC, ensure full recovery of costs plus an appropriate rate of return. Some 33 per cent. of KeySpan’s operating income from generation for the year to 31 December 2004 was derived from these fully contracted plants.

The remaining 2.5 GW of generation capacity is derived from the Ravenswood plant, which is located within the constrained New York City “load pocket”. The majority of the plant’s revenues are derived from the capacity market and its dual fuel capability provides flexibility to manage movements in commodity costs. From May 2006, the NYISO’s local reliability rules will require that a minimum of 83 per cent. of the city’s electricity capacity needs be provided by “in-City” generators such as the Ravenswood facility.

Although National Grid does not currently own any generation assets, the KeySpan generation assets are low risk and have high quality characteristics. National Grid has no current plans to divest this portfolio.

3.	Benefits of the acquisition
3.1.	Value enhancing transaction

National Grid believes that KeySpan represents an opportunity to create significant value in its US business from two principal areas.

Integration cost savings and improved operating performance

National Grid expects to deliver $200m per year of identified integration savings through the rationalisation of overlapping functions and the sharing of best practices. National Grid projects these savings to be achieved within 4 years of Completion, with savings of approximately 50 per cent. of this amount realised in the first full financial year post Completion.

Growth opportunities

KeySpan’s gas distribution system currently serves 53% of the residential customer base and 61% of the commercial and industrial base in its service territories. Given the low levels of market penetration, particularly in the Long Island and New England markets National Grid believes there is significant opportunity for organic growth in this business.

KeySpan recently agreed the extension of the Management Services Agreement whereby it operates LIPA’s electricity transmission and distribution assets. On approval by the relevant New York regulatory authorities, the revised contract will continue in effect until 2013. Under the revised contract, KeySpan will benefit from load growth on LIPA’s electricity networks.

The enlarged National Grid business will constitute a stronger platform for future growth in the US. Furthermore, the Acquisition will increase National Grid’s focus on the US gas sector. Combined with KeySpan’s investments in gas pipelines and gas storage, the enlarged National Grid USA will be well placed to take advantage of a broader range of future opportunities in the US.

3.2.	Financial impact

National Grid believes the Acquisition will create significant value and deliver a return on invested capital greater than National Grid’s cost of capital. The Acquisition is expected to be earnings and cash flow enhancing5 in the first full year following Completion. The enlarged National Grid group is expected to maintain strong operational cash flows.

4.	Board, management and employees

A Joint Integration Committee of National Grid USA and KeySpan, will be set up immediately to ensure a smooth transition in the period between announcement and Completion.

National Grid’s management is confident that the good relationship that has been established between the management teams of KeySpan and National Grid will assist in the negotiation of the regulatory approval process and the subsequent integration phase.

Michael E. Jesanis will continue as President and CEO of the enlarged National Grid USA. Upon completion of the Acquisition, Bob Catell, currently Chairman and CEO of KeySpan will join the National Grid Board as Deputy Chairman and will also become Chairman of National Grid USA.

It is anticipated that career opportunities for employees of the enlarged National Grid group will be enhanced as a result of the Acquisition and both sets of employees will benefit from potential transfers within the enlarged National Grid group. National Grid has confirmed that all KeySpan employment agreements will be honoured.

5.	Terms of the Acquisition

The Acquisition will be effected in accordance with the terms of the Merger Agreement, a brief description of the principal terms and conditions of which are set out in Appendix I. Under the terms of the Merger Agreement, KeySpan shareholders will be entitled to receive a cash payment of $42.00 (£24.00) per KeySpan Share held at Completion. The Merger Agreement also provides that KeySpan shareholders will be entitled to receive ordinary quarterly dividends of up to 46.50 cents per share (rising to 47.50 cents per share for the quarterly dividend payable after 31 December 2006) until Completion and a stub dividend pro-rated for the quarter in which Completion takes place.

_________________________

5On a Business Performance basis.

The Agreement includes a $250 million break fee payable under certain customary conditions by KeySpan should certain specified events occur, including if KeySpan were to terminate the Agreement to accept a superior offer. The Agreement also includes a break fee of the lesser of $250 million or 1% of National Grid’s market capitalisation, payable by National Grid to KeySpan if the Agreement were to be terminated because National Grid’s shareholders did not approve the Acquisition and, prior to termination, any person publicly announces an acquisition of National Grid.

The terms of the Merger Agreement:



value the equity of KeySpan at approximately $7.3 billion (approximately £4.2 billion) and the enterprise value of KeySpan at approximately $11.8 billion (approximately £6.7 billion), including net debt of approximately $4.5 billion (approximately £2.6 billion) as at 31 December 2005.



represent a premium of 16.1 per cent. to the undisturbed price of a KeySpan share[6]; a 1.4 per cent. premium to the closing price of $41.41 per KeySpan share on 24 February 2006 (the last trading day in the US prior to the execution of the Merger Agreement); and a 17.1 per cent. premium to the three month average closing price per KeySpan share.

6.	Financing the Acquisition

Under the terms of the Merger Agreement, the total consideration payable is $7.3 billion (£4.2 billion), which will be satisfied in cash. The Board intends to finance the Acquisition wholly from borrowings. National Grid expects that its credit ratings post Completion will be downgraded by no more than one notch and it remains committed to its ratings target of an A range for both of its rated UK operating companies.

7.	Approvals
7.1.	Shareholder approvals

National Grid

Because of its size, the Acquisition is subject to approval by a majority vote of National Grid shareholders. The Merger Agreement is conditional upon such approval being obtained and the satisfaction or waiver of the other conditions in such agreement. A circular containing further details of the Acquisition will be despatched to National Grid shareholders in due course.

KeySpan

The Acquisition is also subject to approval by the holders of a majority vote of KeySpan shareholders and the Merger Agreement is conditional upon such approval being obtained.

_________________________

6           The closing price of a KeySpan share on 16 February 2006, the last day prior to KeySpan’s announcement that it was in discussions with various parties regarding potential strategic combinations.

A proxy statement relating to the Acquisition will be mailed to KeySpan shareholders as soon as practicable. The proxy statement will contain a notice convening a meeting of KeySpan shareholders at which they will be asked to approve the Acquisition.

7.2.	Regulatory consents and timing

The Acquisition cannot be completed until a number of conditions have been satisfied, which include the granting of regulatory and other consents and approvals by the US. The principal regulatory approvals required are approval by the Federal Energy Regulatory Commission together with certain approvals from the states of New York and New Hampshire. The Acquisition also requires clearance under US anti-trust and foreign investment laws.

The Acquisition will become effective at the time when a certificate of merger is delivered for filing with the Secretary of State in the State of New York and is targeted to occur by early 2007.

8.	Recommendation

The Board of Directors of National Grid, who have received financial advice from Rothschild, considers the Acquisition to be in the best interests of the shareholders of National Grid as a whole. In providing advice to the Board of Directors of National Grid, Rothschild has relied upon the Board of Directors’ commercial assessment of the Acquisition. Accordingly, the directors unanimously intend to recommend that the shareholders of National Grid vote in favour of the Acquisition, as they intend to do so in respect of their own beneficial shareholdings amounting in aggregate to 575,195 ordinary shares, representing approximately 0.02 per cent. of the current issued share capital of National Grid (excluding treasury shares).

The Board of KeySpan has unanimously approved the Acquisition and intends to recommend that KeySpan shareholders vote in favour of the resolutions to be proposed at the shareholder meeting of KeySpan to approve the Acquisition. Lazard, which is acting as financial adviser to KeySpan, has provided an opinion to the Board of Directors of KeySpan that the consideration for the Acquisition is fair from a financial point of view to the shareholders of KeySpan.

9.	Other

For ease of reference, in this document: (i) all currency conversions between pounds sterling and US dollars have been made at a rate of $1.75: £1.00; and (ii) financial information for KeySpan is presented in US GAAP.

10.	Analyst presentation

An equity analyst presentation will be held at City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 9.30 am (UK time) today.

Live telephone coverage of the analyst presentation – password National Grid plc

Dial in number	+44 (0)20 7081 9429
US dial in number	+1 866 432 7186

Telephone replay of the analyst presentation (available until 13 March 2006),

Dial in number	+44 (0)20 7081 9440
access code	869448
recording number	355761

There will be a debt investor conference call at 12:00 noon UK time. Dial in: +44 (0)20 7162 0025

A live webcast of the presentation will also be available at www.nationalgrid.com

Photographs are available on www.newscast.co.uk

Enquiries

National Grid
Equity Investors
David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131 783 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006 321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440 902 (m)
Debt Investors
Malcolm Cooper	+44 (0)20 7004 3340	+44 (0)7770 794 765 (m)
Andy Mead	+44 (0)20 7004 3369	+44 (0)7752 890 787 (m)
Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357 173 (m)
CitigateDewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle

Rothschild
UK	+44 (0)20 7280 5000
Nicholas Wrigley	Managing Director,
James Douglas-Hamilton	Managing Director
US	+1 212 403 3500
Yves-André Istel	Senior Adviser
Matthew Savage	Managing Director

Deutsche Bank AG London	+44(0)20 7545 8000
James Agnew	Managing Director

Morgan Stanley	+44(0)20 7425 8000
Nick Wiles	Managing Director

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, in particular, the ability to obtain, delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, the ability to integrate the acquired business or to realise the expected synergies from such integration, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, and unseasonable weather affecting demand for electricity and gas. Other factors include competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes, and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Appendix I - Summary of the principal conditions of the Merger Agreement

1.	Introduction

Under the terms of the Merger Agreement, a wholly-owned subsidiary of National Grid will merge with and into KeySpan, whereby each outstanding share of KeySpan common stock will be converted into the right to receive $42.00 (£24.00) in cash. KeySpan will be the surviving entity in the merger and, as a result of the merger, will become a wholly-owned subsidiary of National Grid USA.

The Merger Agreement sets out the conditions to Completion. It also contains certain termination rights, mutual representations and warranties and various covenants, including certain limitations on the operation of the business of KeySpan in the period prior to Completion.

2.	Principal Conditions

The Acquisition is subject to the fulfilment of several customary conditions, including receipt of the approval of each of National Grid’s and KeySpan’s shareholders, receipt of US state and federal regulatory approvals, and there having been no material adverse effect on KeySpan since the date of the Merger Agreement.

Each of National Grid and KeySpan must use their “reasonable best efforts” to obtain the required regulatory approvals. The principal regulatory approvals required are approval by the Federal Energy Regulatory Commission together with certain approvals from the states of New York and New Hampshire. The Acquisition also requires clearance under US anti-trust and foreign investment laws. Approval may also be required by the Federal Communications Commission and the Nuclear Regulatory Commission. It is a condition to Completion that the required regulatory approvals do not have a material adverse effect on KeySpan.

3.	Termination Rights

The Merger Agreement may be terminated by mutual agreement of National Grid and KeySpan. It also may be terminated by either party if a final order, decree or ruling restrains the Acquisition, if the other party breaches the agreement such that the closing conditions cannot be satisfied (or cured within 30 days), if either party’s shareholders do not approve the Acquisition, or if the Acquisition has not been consummated by the end date (15 months from the date of the Merger Agreement, subject to a three month extension).

Additionally, National Grid may terminate the agreement if the Board of Directors of KeySpan withdraws or qualifies its recommendation of the Acquisition or accepts another takeover proposal or by KeySpan if, prior to its shareholder meeting, it accepts a takeover proposal meeting certain conditions and pays National Grid the required termination fee.

4.	Effect of Termination in Certain Circumstances

KeySpan is required to make a payment to National Grid of $250 million under the following circumstances:

•

if National Grid terminates because the Board of Directors of KeySpan does not recommend, or withdraws or qualifies its recommendation of the Acquisition and National Grid terminates the Merger Agreement;

•	if National Grid terminates because the Board of Directors of KeySpan approves or recommends a competing takeover proposal;
•	if National Grid terminates because the Board of Directors of KeySpan fails to recommend against a tender or exchange offer commenced for 20% or more of KeySpan capital stock;
•

if KeySpan terminates because it determined to accept a superior takeover proposal meeting certain conditions prior to its shareholders meeting and National Grid did not adequately improve its offer; or

•

if the agreement is terminated by either National Grid or KeySpan because the KeySpan shareholder vote was not obtained, or because the end date was reached, and, prior to termination, any person publicly disclosed a takeover proposal for KeySpan.

National Grid is required to pay a termination fee to KeySpan equal to the lesser of $250 million or 1% of National Grid’s market capitalisation, if the Merger Agreement is terminated because the National Grid’s shareholder vote was not obtained and, prior to termination, any person publicly disclosed an acquisition proposal for more than 50% of the capital stock of National Grid, or all or substantially all of its assets.

Appendix II – Information on National Grid

1.	Business description

National Grid is an international energy delivery business, whose principal activities are in the regulated electricity and gas industries.

In the UK National Grid owns and operates the high-voltage electricity transmission network in England and Wales, comprising approximately 4,500 miles of overhead line, approximately 410 miles of underground cable and 341 substations. Almost all of the assets comprising the transmission system operate at 400 kV or 275 kV. Since 1 April 2005, National Grid has been responsible for operating the high-voltage electricity transmission system in Scotland. National Grid is also the owner and operator of the gas National Transmission System in Great Britain, which comprises approximately 4,300 miles of high pressure pipe and 26 compressor stations, connecting to its own and third party gas distribution networks. Its gas distribution networks comprise almost 50% of Britain’s distribution system, comprising a network of approximately 82,000 miles which delivers gas to around 11 million supply points in homes, offices and factories in Britain.

National Grid entered the US market in 2000 through the acquisition of NEES and EUA. In 2002, it completed the acquisition of Niagara Mohawk, more than doubling the size of its US business. These companies now operate as National Grid. National Grid announced a further acquisition, of the Rhode Island gas distribution assets of Southern Union Company, on 16 February 2006. The transaction is expected to complete by the summer of 2006.

National Grid USA currently owns and operates approximately 9,000 miles of transmission lines in upstate New York and New England. It is one of the leading electricity distribution service providers in the Northeastern US, as measured by energy delivered, and one of the largest utilities in the US, as measured by number of electricity distribution customers. Its electricity distribution network serves approximately 3.3 million customers over a network of around 72,000 circuit miles in upstate New York, Massachusetts, Rhode Island and New Hampshire. National Grid USA’s existing gas business delivers gas to around 565,000 customers in upstate New York over a network of approximately 8,500 miles. The Rhode Island gas distribution assets will increase its gas customer base to approximately 810,000 customers and its distribution network to over 11,500 miles.

National Grid also has a number of businesses operating in related areas such as wireless infrastructure for broadcast and telecommunications, metering and interconnectors. It also operates an LNG importation terminal in the UK.

The following information is extracted from National Grid’s results for the six months ended 30 September 2005:

Group Income Statem ent (IFRS)

	Six months ended 30 September 2005 £m		Six months ended 30 September 2004 £m		Year ended 31 March 2005 £m
Group revenue	3,891		3,378		7,382
Other operating income	23		20		70
Operating costs	(2,870)		(2,440)		(5,310)
Operating profit
-Before exceptional items and remeasurements	1,091		1,030		2,443
-Exceptional items and remeasurements	(47)		(72)		(301)
Total operating profit	1,044		958		2,142
Net finance costs
-Before exceptional items and remeasurements	(317)		(334)		(706)
-Exceptional items and remeasurements	7		—		—
	(310)		(334)		(706)
Share of post-tax results of joint ventures	2		1		3
Profit before taxation
-Before exceptional items and remeasurements	776		697		1,740
-Exceptional items and remeasurements	(40)		(72)		(301)
	736		625		1,439
Taxation
-Before exceptional items and remeasurements	(246)		(204)		(437)
-Exceptional items and remeasurements	11		27		118
	(235)		(177)		(319)
Profit from continuing operations after taxation
-Before exceptional items and remeasurements	530		493		1,303
-Exceptional items and remeasurements	(29)		(45)		(183)
Profit for the period from continuing operations	501		448		1,120

Profit for the period from discontinued operations
-Before exceptional items	44		82		352
-Exceptional items	2,519		(26)		(48)
	2,563		56		304
Profit for the period	3,064		504		1,424
Attributable to:
-Equity shareholders	3,062		504		1,424
-Minority interests	2		—		—
	3,064		504		1,424
Earnings per share
-Basic	103.7	p	16.4	p	46.2	p
-Diluted	103.1	p	16.4	p	46.0	p
Earnings per share from continuing operations
-Basic	16.9	p	14.5	p	36.3	p

-Diluted	16.8	p	14.5	p	36.2	p
Dividends per ord. share: paid during the period	15.2	p	11.9	p	20.4	p
Dividend per ord. share: approved or proposed to be paid	10.2	p	8.5	p	23.7	p

21

Group balance sheet (IFRS)

	At 30 September 2005 £m	At 30 September 2004 £m	At 31 March 2005 £m
Non current assets
Goodwill	2,140	2,107	2,031
Other intangible assets	357	337	358
Property, plant and equipment	18,175	22,395	22,645
Investments in joint ventures	18	19	17
Deferred tax assets	280	419	318
Other receivables	32	108	96
Investments	147	135	131
Derivative assets	405	—	—
Total non-current assets	21,554	25,520	25,596

Current assets
Inventories	164	158	101
Trade and other receivables	1,252	1,142	1,193
Financial investments and derivative assets	2,517	307	398
Cash and cash equivalents	547	381	272
Total current assets	4,480	1,988	1,964
Total assets	26,034	27,508	27,560

Current liabilities
Bank overdrafts	(23)	(28)	(18)
Borrowings and derivative liabilities	(4,025)	(3,310)	(3,243)
Trade and other payables	(1,660)	(2,029)	(2,337)
Current tax liabilities	(97)	(110)	(103)
Provisions	(201)	(229)	(273)
Total non-current liabilities	(6,006)	(5,706)	(5,974)

Non-current liabilities
Borrowings and derivative liabilities	(10,476)	(11,941)	(11,047)
Other non-current liabilities	(1,883)	(2,551)	(2,429)
Deferred tax liabilities	(2,170)	(3,045)	(3,189)
Pensions and other post-retirement benefit obligations	(2,283)	(2,493)	(2,282)
Provisions	(551)	(453)	(518)
Total non-current liabilities	(17,313)	(20,483)	(19,465)
Total liabilities	(23,319)	(26,189)	(25,439)
Net assets employed	2,715	1,319	2,121

Capital and reserves
Called up share capital	309	309	309
Share premium account	1,293	1,283	1,289
Retained earnings	6,085	4,830	5,650
Other reserves	(4,984)	(5,114)	(5,137)
Total shareholders’ equity	2,703	1,308	2,111
Minority interests	12	11	10
Total equity	2,715	1,319	2,121

Net debt (net of relative derivative financial instruments) included above	11,055	14,591	13,638

Appendix III – Information on KeySpan

1.	Business description

KeySpan is the fifth largest distributor of natural gas in the US and the largest in the Northeastern US. KeySpan was formed in May 1998 as a result of the merger of KeySpan Energy Corporation, the parent company of Brooklyn Union Gas, and certain businesses of the Long Island Lighting Company. On 8 November 2000, KeySpan acquired Eastern Enterprises, the parent of several gas utilities operating in Massachusetts and New Hampshire.

Following these acquisitions, KeySpan owns six regulated gas utilities serving approximately 1.2 million customers in New York, approximately 0.5 million customers in Long Island, and approximately 0.9 million customers in Massachusetts and New Hampshire.

KeySpan also manages Long Island’s electricity transmission and distribution system for approximately 1.1 million customers under long term contracts with the Long Island Power Authority. In addition, KeySpan owns and operates 6.7 GW of oil and gas-fired electric generating plans in New York City and Long Island. Its other assets include investments in natural gas pipelines and gas storage assets.

The financial information for the two years to 31 December 2004 has been extracted from KeySpan’s annual report. The financial information for the nine months ended 30 September 2004 is extracted from KeySpan’s quarterly report for the period ended 30 September 2005.

Consolidated Statement of Income (US GAAP)

	Year ended 31 December 2003	Year ended 31 December 2004	Nine months ended 30 September 2004
	$’m	$’m	$’m

Operating revenue	6,536	6,650	5,126

Operating expenses:
Purchased gas for resale	2,495	2,664	2,206
Fuel and purchased power	415	540	547
Operations and maintenance	1,623	1,567	1,143
Depreciation, depletion and amortisation	572	552	296
Operating taxes	418	404	303
Impairment charges	—	41	—
Total operating expenses	5,522	5,769	4,495

Operating income:
Income from equity investments	19	47	13
Gain on sale of property	15	7	1
Operating income	1,048	935	645

Total other income and (deductions) including interest	(340)	5	(208)
Income taxes	281	326	160
Earnings from continuing operations	426	615	277

Cumulative change in accounting principles	(37)
Loss from discontinued operations	(2)	(151)	(2)
Net income	387	464	275
Preferred stock dividend requirements	6	6	2
Earnings for common stock	381	458	273
Basic earnings per sh are	$2.41	$2.86	$1.62

Consolidated balance sheet (US GAAP)

	At 31 December 2003	At 31 December 2004	At 30 September 2005
	$’000	$’000	$’000
Assets
Current assets	2,387	3,079	2,953
Investments and other	249	273	243
Property	8,894	7,068	7,228
Regulatory assets	578	555	484
Deferred charges and other assets	2,532	2,389	2,406
	14,640	13,364	13,314
Liabilities and capitalisation
Current liabilities	1,852	2,282	1,709
Deferred credits and other liabilities	2,913	2,735	3,288
Total liabilities	4,765	5,017	4,997

Total common shareholders’ equity	3,671	3,895	4,388
Preferred stock	84	20	—
Long-term debt and capital leases	5,611	4,419	3,915
Total capitalisation	9,365	8,333	8,302
Minority interest in consolidated companies	510	14	15
Total liabilities and capitalisation	14,640	13,364	13,314

Appendix IV - Definitions

The following definitions apply throughout this press release unless the context requires otherwise:

“Acquisition”	the acquisition of KeySpan by National Grid pursuant to the Merger Agreement;
“Business Performance”	Earnings from continuing operations before exceptional items and intangible asset amortisation;
“Completion”

the closing of the Acquisition following satisfaction or waiver of the conditions attaching to the Acquisition and the delivery of a certificate of merger for filing with the Secretary of State in New York;

“EUA”	Eastern Utilities Associates;
“GW”	Gigawatt, 10[9] watts;
“KeySpan”	KeySpan Corporation;
“KeySpan shareholders”	holders of KeySpan shares;
“KeySpan shares”	shares of KeySpan;
“Lazard”	Lazard Freres & Co. LLC;
“LIPA”	Long Island Power Authority;
“LNG”	Liquefied natural gas;
“Merger Agreement”	the Agreement and Plan of Merger entered into between National Grid, National Grid US 8 Inc., a wholly owned subsidiary of National Grid, and KeySpan;
National Grid	National Grid plc;
National Grid USA	National Grid’s wholly owned US subsidiary, National Grid USA, Inc.;
“NEES”	New England Electric System;
“Niagara Mohawk”	Niagara Mohawk Power Corporation;

“NYISO”	New York Independent System Operator;
“Rothschild”	N M Rothschild & Sons Limited and Rothschild Inc.;
“SEC”	the US Securities and Exchange Commission;
“UK”	the United Kingdom;
“US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction;and
“$”	US dollar.